Exhibit 99.1

HemispherX Biopharma Announces $18.3 Million Public Equity Offerings

PHILADELPHIA, PA, May 10, 2009 —  HemispherX Biopharma (AMEX: HEB) announced today that it has agreed to sell up to $18.3 million in common stock and warrants in a registered offering to two institutional investors.  The investors will purchase today, for $15 million cash, common shares of its stock at $1.10 per share.

Investors will also receive Series I warrants to purchase 6,136,364 shares of Hemispherx Biopharma, Inc.'s common stock.  The Series I warrants have an exercise price of $1.65 per share and are exercisable at any time after the six-month anniversary of the closing of the transaction and before the fifth anniversary of such initial exercise date. The investors also received 3,000,000 Series II warrants that are exercisable at $1.10 and have a 45 day term. The closing of the offering is expected to take place on or about May 16, 2009, subject to the satisfaction of customary closing conditions, including the approval of an application for the listing of additional shares by the NYSE Amex exchange.  Hemispherx Biopharma, Inc. plans to use the net proceeds from the offering to fund commercialization of Alferon N and for other research and development and general corporate purposes.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (NasdaqGM:RODM ), acted as the exclusive placement agent for this transaction.

A shelf registration statement relating to the Common Stock and warrants to be issued in the offering, and to the  common stock underlying the warrants, has been filed with the Securities and Exchange Commission.  Copies of the prospectus supplement and accompanying base prospectus may be obtained directly from HemispherX Biopharma, 1617 JFK Boulevard, Philadelphia, PA 19103.  This announcement is neither an offer to sell nor a solicitation of an offer to buy any of our common stock or associated warrants.  No offer, solicitation or sale will be made in any jurisdiction in which such offer, solicitation or sale is unlawful.

Hemispherx Biopharma, Inc. is a specialty pharma company engaged in the manufacture and clinical development of new drug entities for treatment of seriously debilitating disorders. HemispherX's flagship products include Alferon N Injection® (FDA approved for a category of sexually transmitted diseases) and the experimental therapeutics, Ampligen® and Oragens. Ampligen® and Oragens represent experimental RNA nucleic acids being developed for globally important debilitating diseases and disorders of the immune system. HemispherX's platform technology includes large and small agent components for potential treatment of various severely debilitating and life threatening diseases. Hemispherx has in excess of 50 issued patents comprising its core intellectual property estate and a fully commercialized product (Alferon N Injection®). The Company wholly owns and exclusively operates a GMP certified manufacturing facility in the United States for commercial products. For more information please visit www.hemispherx.net.

Information contained in this news release other than historical information, should be considered forward-looking and is subject to various risk factors and uncertainties. For instance, the strategies and operations of Hemispherx involve risk of competition, changing market conditions, change in laws and regulations affecting these industries and numerous other factors discussed in this release and in the Company's filings with the Securities and Exchange Commission. Any specifically referenced investigational drugs and associated technologies of the Company (including Ampligen®, Alferon LDO and Oragens) are experimental in nature and as such are not designated safe and effective by a regulatory authority for general use and are legally available only through clinical trials with the referenced disorders. The forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements. Clinical trials for other potential indications of the approved biologic Alferon N Injection® do not imply that the product will ever be specifically approved commercially for these other treatment indications; similarly, the completion of the NDA filing process with Ampligen® does not imply that the product will ever be approved commercially.